April 7, 2008
VIA EDGAR and FAX
Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	Sterling Chemicals, Inc.
Registration Statement on Form S-4
initially filed August 30, 2007, as
amended October 17, 2007 and
November 20, 2007
File No. 333-145803
Dear Ms. Long:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”) and Sterling Chemical Energy, Inc., we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated March 20, 2008.
Form S-4
The Company, page 1
Comment 1: We have reviewed your response to prior comment one. Your proposed disclosure states that your styrene operations generated negative cash flows from operations over the last five years. Please expand your proposed disclosures to quantify the negative cash flows attributed to the styrene business so that a reader can assess the impact of the long-term exclusive supply agreement as it relates to your historical and prospective operating cash flows.
Response: We have updated our disclosure as follows:
“Over the last five years, we had generated negative cash flows of approximately $31 million cumulatively from our styrene operations, and we anticipated negative cash flows from our styrene operations for the foreseeable future. Due to the current and future expected market conditions for styrene, we explored several possible strategic transactions involving our styrene business, and on September 17, 2007, we entered into a long-term exclusive styrene supply agreement and a related rail car purchase and sale agreement with NOVA.”
The Registered Notes, page 9
Comment 2: We note your response to prior comment two. In lieu of providing guarantor financial statements required by Rule 3-10(a)(1), you must fully comply with one of the exemptions and related disclosure requirements set forth in paragraphs (b), (c), (d) or (e) of Rule 3-10. In this regard, we note your belief that the condensed consolidating financial information would not provide the users of the financial statements any meaningful information because of the immaterial nature of your subsidiaries. Please see Notes (2) and (3) to paragraph (e) for the exceptions to the form and content requirements of the condensed consolidating financial information required by Rule 3-10(e) of Regulation S-X. These notes indicate that instead of the condensed consolidating financial information required by paragraph (e)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantee is full and unconditional, and any subsidiaries of the parent company other than the subsidiary guarantor are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(1 0) of Rule 3-10. If the alternative disclosure permitted by Note 2 to this paragraph is not applicable because the parent company has independent assets or operations, the condensed consolidating financial information described in paragraph (e)(4) may omit the column for “any other subsidiaries of the parent company on a combined basis” if those other subsidiaries are minor. Please revise your disclosures accordingly.
Response: Required footnote disclosure will be included in the Form S-4 when re-filed.

Probable Acquisition
Comment 3: We note your response to prior comment four. You state that your potential business acquisition is not probable in part because you didn’t receive positive feedback from the target in response to your final bid on February 5, 2008. Please provide us a more comprehensive discussion of the feedback you received from the target such that you have concluded that the acquisition is not deemed probable. Your response should address how your planned revised bid differs from your original bid. In this regard, we note that although you characterize the activity surrounding this potential acquisition to be “exploratory at this time” it appears to us that since you are currently considering submitting a revised bid, you are actively pursing this acquisition. We remind you that your assessment of probability requires consideration of all available facts. FRC 506.02(c)(ii) indicates that an acquisition is probable where the registrant’s financial statements alone would not provide adequate financial information to make an investment decision. Refer to Item 12(b)(2)(ii) of Form S-4 for guidance. In addition, given your apparent continued interest in acquiring the target, please consider the need to discuss this potential acquisition in your Form S-4.
Response: This potential acquisition has been abandoned as the potential target, after reviewing our initial offer, has informed us that we are too far apart on valuation to continue discussions.
Comparison of 2006 to 2005 and 2005 to 2004 — Gross Profit, page 47
Comment 4: We note your response to prior comment 15. Your proposed disclosure of your results and operations for the fiscal years ended December 31, 2006, as compared to December 31, 2005 does not fully address why cost of goods sold exceeded your revenue by $11.2 million for the year ended December 31, 2005. Further, it appears from your disclosures, your gross profits increased from a $11.2 million gross loss in 2005 to a $12.8 million gross profit in 2006, a $24 million increase in gross profit from period to period. Please discuss these changes on a company- wide basis as well as separately for both your acetic acid and plasticizers operations and your styrene operations.
Response: We have updated our disclosure to read substantially as follows:
“Our revenues were $665.9 million in 2006, an increase of 4% over the $641.9 million in revenues we recorded in 2005. This increase in revenues resulted primarily from an increase in acetic acid and styrene sales prices. Gross profit increased to $11.2 million during 2006 from a gross loss of $11.2 million in 2005. We recorded a net loss from continuing operations of $104.7 million in 2006, compared to the net loss of $18.5 million we recorded in 2005. This increase in net loss was primarily due to the $127.7 million impairment charge to our styrene assets that we recorded in 2006.
Revenues from acetic acid and plasticizers operations were $141.3 million in 2006, a 10% increase over the $128.1 million in revenues we recorded from these operations in 2005. This increase in revenues was due to a 12% increase in acetic acid revenues and a 6% increase in plasticizers revenues, primarily due to increases in sales prices. Gross profit from our acetic acid operations increased $5.0 million during 2006 compared to 2005. The increase in gross profit from acetic acid was due to increased sales volumes and sales margins during 2006, a one-time utility cost reimbursement of $2.4 million, along with the $1.3 million favorable impact of the previously discussed conversion to higher profit sharing under the Production Agreement that occurred in August 2006, partially offset by the impact of the blend gas dispute with BP Chemicals discussed in Part I, Item 3. “Legal Proceedings”. Gross profit for our plasticizers business was essentially unchanged between these two periods.
Revenues from our styrene operations were $524.7 million in 2006, an increase of 2% over the $513.8 million in revenues we recorded in 2005. Direct sales prices for styrene increased 10% from those realized during 2005. Spot prices for styrene, a component of our direct sales prices, ranged from $0.45 to $0.60 per pound during 2006, compared to $0.44 to $0.62 per pound during 2005. Our total sales volumes for styrene in 2006 were 7% lower than in 2005. Gross loss from our styrene operations improved $14.8 million during 2006 compared to 2005. This improvement was primarily due to the increase in revenues discussed above partially offset by increases in raw material costs and the impact of Hurricane Rita and the resulting fire in our styrene facility in 2005. During 2006, prices for benzene, one of the primary raw materials required for styrene production, increased 10% over the prices we paid for benzene in 2005, and prices for ethylene, the other primary raw material required for styrene production, increased 2% over the prices we paid for ethylene in 2005. Average costs for natural gas, another major component in the cost of manufacturing styrene, decreased 13% during 2006 compared to average natural gas costs during 2005. Margins on our styrene sales in 2006 increased from those realized in 2005, primarily due to slightly improved market conditions. Due to decreasing benzene and styrene prices from December 2005 to January 2006, a lower-of-cost-or-market adjustment was recorded totaling $2.7 million as of December 31, 2005. No such adjustment was necessary as of December 31, 2006.

During the fourth quarter of 2006, we performed an asset impairment analysis on our styrene production unit. This analysis was performed due to recent industry forecasts, forecasted negative cash flow generated by our styrene business over the next few years and the uncertainty surrounding the ability of the North American styrene industry to successfully restructure. This analysis led us to conclude that our styrene assets should be written down to zero. This write-down caused us to record an impairment of $127.7 million in December 2006.
Liquidity and Capital Resources. page 51
Comment 5: We note your response to prior comment 17. Please revise your disclosures to clarify for readers that the short payments have had and will continue to have an insignificant impact on your liquidity.
Response: We have updated our disclosure to include the following:
“We believe the short payments on the blend gas credit dispute with BP, which is approximately $0.3 million per month and $5.6 million in the aggregate as of December 31, 2007, have not had nor will have a significant impact on our liquidity.”
Property, Plant and Equipment, page F-6
Comment 6: We note your response to prior comment 24. As previously requested, please expand your disclosures to more fully discuss your joint venture with BP.
Response: For clarification purposes, we respectfully note that we do not have a joint venture with BP, though we share in the cost of capital expenditures for our acetic acid facility. We have updated our disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations to read substantially as follows:
“. . . . We also jointly invest with BP Chemicals in capital expenditures related to our acetic acid facility in the same percentage as the profits from this business are divided. We initially pay for 100% of the capital expenditures and then invoice BP for its portion. The net amount represents our basis in the fixed assets, which is capitalized and depreciated over the useful life of the equipment . . . .”

We have updated our significant accounting policy for property, plant and equipment to include the following:
“For certain projects, our customers reimburse us for a portion of the project cost. For such capital expenditures reimbursed by our customers, we treat the reimbursements as a reduction of our cost basis.”
Revenue Recognition, page F-7
Comment 7: We note your response to prior comment 29. Please further expand your proposed revenue recognition policy to clarify that the revenues from raw material conversions (and corresponding cost of sales) do not include raw material components supplied by your customer.
Response: We have updated of our revenue recognition policy to include language substantially as follows:
“Styrene revenue (and corresponding cost of sales) from raw materials conversion agreements were recognized on a gross basis and does not include raw material components supplied by our customers.”
Note 12 — Capital Stock , page F-26
Comment 8: We note your response to prior comment 30 and have the following comments.
•	Please further expand your proposed disclosures to more fully explain how you are accounting for these securities, with specific reference to how you determined the appropriate carrying value of these securities as of each balance sheet date presented. Please clarify your reference to the phrase “to allow us to redeem” in your proposed disclosure as this does not seem to impact your accounting for these securities.

•	Please expand your critical accounting policies to address how management determined the fair value of your preferred shares at each issuance date as we assume this determination required significant management judgment.

Response: We have updated our Preferred Stock Dividends disclosure to read substantially as follows:
“We record preferred stock dividends on our Series A Convertible Preferred Stock, or our Series A Preferred Stock, in our consolidated statements of operations based on the estimated fair value of dividends at each dividend accrual date. Our Series A Preferred Stock has a dividend rate of 4% per quarter of the liquidation value of the outstanding shares of our Series A Preferred Stock, and is payable in arrears in additional shares of our Series A Preferred Stock on the first business day of each calendar quarter. The liquidation value of each share of our Series A Preferred Stock is $13,793.11 per share, and each share of Series A Preferred Stock is convertible into shares of our common stock (on a one to 1,000 share basis, subject to adjustment). The carrying value of our redeemable preferred stock in our consolidated balance sheets represents the cumulative balance of the quarterly dividends which are recorded at fair value. The fair value of our preferred stock dividends is determined each quarter using valuation techniques that include a component representing the intrinsic value of the dividends (which represents the greater of the liquidation value of the preferred shares being issued or the fair value of the common stock into which the shares could be converted) and an option component (which is determined using a Black-Scholes Option Pricing Model). Assumptions utilized in the Black-Scholes model include:

	2007	2006	2005
Risk-free interest rate	3.5%	4.7%	4.4%
Volatility	55.5%	46.2%	50.3%
Dividend yield	—	—	—
Expected term	5.0	5.0	5.0
These dividends are recorded in our consolidated statements of operations, with an offset to redeemable preferred stock in our consolidated balance sheets. As we are in an accumulated deficit position, these dividends are treated as a reduction to additional paid-in capital.”

The phrase “to allow us to redeem” has been removed from footnote (13) Series A Convertible Preferred Stock, as it does not impact our accounting and added no value to the disclosure.
Septem ber 30, 2007 Interim Financial Statements
Comment 9: You indicate in your response to prior comment 31 that based on your interpretation of EITF D-104 and SFAS 144, you do not intend to reflect the styrene operations as discontinued operations until your first quarter of 2008. In this regard, it appears that you believe the sale of inventory through January 2008 is “run-off operations” as discussed in EITF D-104. We considered the guidance of paragraph 27 and paragraphs 41 through 44 of SFAS 144 as it relates to the fact that you ceased operating the styrene manufacturing unit in early December. We further considered the guidance set forth in Issue 1 of EITF 03-13 in light of your inventory sales through January 2008. The cash flows related to the sale of the remaining $16 million of styrene inventory do not appear to be significant when compared to the historical sales of the styrene business. It therefore appears that the styrene operations should be presented as discontinued operations in your Form 10-K for the year ended December 31, 2007.
Response: The Staff’s assumption that the Company believes the sale of inventory through January 2008 constitutes “run-off operations” is correct. The operations of the styrene component are being discontinued through the abandonment of the operations, not a sale of the component. Our consideration of SFAS 144 and EITF Topic No. D-104 included the following:
•   Paragraph 28 of Statement 144 states that “a long-lived asset to be abandoned is disposed of when it ceases to be used.” The component/long-lived asset group includes the production facility, product and raw material storage tanks and catalyst. Although we ceased production of styrene during December 2007, in 2008, significant effort has been incurred for a number of activities including; selling styrene and by-products from our inventory, shipping product to customers, billing and collecting for sales activity and decommissioning and decontamination of the styrene production facility and related tanks and storage areas. Our styrene-related personnel continue to work in and support the styrene business by performing activities necessary to sell the remaining products (including marketing, fulfillment of sales orders and delivery of product) and to permanently shut down and decommission the unit. We have not developed plans for a reduction in workforce at this time as we hope to transition these employees to new business ventures after their work in styrene is complete. Our last sale of styrene was made in January 2008 and sales of by-products have continued through the first quarter of 2008.
We considered the following financial data in our analysis as well:
•	Cash flows from operations during the first quarter of 2008 are expected to be between $10 million and $15 million (we have collected approximately $50 million from accounts receivable for 2007 styrene sales, if this is included, our expected cash flows would be between $60 million and $65 million).

•	Expected styrene revenue for the first quarter of 2008 is $15 million

•	Expected total company cash flow from operations (excluding styrene) during the first quarter of 2008 is $20 million.

•	Expected total company revenue (excluding styrene) during the first quarter of 2008 is $34 million.

•	Total company cash flow from operations:
•	2007 — $44 million

•	2006 — ($14) million

•	2005 — $68 million
Based on the above information and analysis of the significance of styrene related cash flow during the first quarter of 2008, we believe that we had not ceased to utilize the long-lived asset or the asset group as of December 31, 2007.
•   EITF Topic No. D-104 clarifies that when “a component of an entity will be abandoned through the liquidation or run-off of operations, that component should not be reported as a discontinued operation in accordance with Statement 144 until all operations, including run-off operations, cease.” With respect to this guidance, we believe that the operations of the styrene component/asset group encompass the production, inventory storage, marketing and sale and delivery of styrene, and while the production had ceased, other aspects of the operations were ongoing. We have interpreted the term “run-off operations” to encompass the business activities of the asset group that are necessary in order for the long-lived assets to be shut down and decommissioned, and the related inventory sold and revenue recognized.
Based on these considerations, we believe that it would be inappropriate to classify the styrene operations as a discontinued operation until we had completed all business activities necessary to “cease use” of the asset group. We did not complete these “cease use” activities until after December 31, 2007, and therefore concluded that Statement No. 144 would require that the styrene asset group be classified as held and used at December 31, 2007. Since the asset group is classified as held and used, consideration of the guidance in paragraphs 41 through 44 of SFAS 144 and EITF 03-13 would not be applicable until the asset group ceased to be used during 2008. We believe that this situation has the potential to cause some confusion with users of our financial statements, and therefore we plan to provide disclosure of our conclusions regarding this situation, as well as quantitative information concerning revenue and gross profit about our styrene asset group in the notes to our 2007 consolidated financial statements that will be filed in our Annual Report on Form 10-K. Our proposed disclosure is as follows to be included in Management’s Discussion and Analysis of Financial Conditions and Results of Operations and our footnotes to our financial statements:
. . . . We operated our styrene manufacturing unit through early December, as we completed our production of inventory and exhausted our raw materials and purchase requirements. In 2008, significant effort was put forth for a number of activities including; selling styrene and co-products from our inventory, shipping product to customers, billing and collecting for sales activity and decommissioning and decontamination of the styrene production facility and related tanks and storage areas. Our styrene-related personnel continue to work in and support the styrene business by performing activities necessary to sell the remaining products (including marketing, fulfillment of sales orders and delivery of product) and to permanently shut down and decommission the unit. We have not developed plans for a reduction in workforce at this time as we hope to transition these employees to new business ventures after their work in styrene is complete. Our last sale of styrene was made in January 2008 and sales of by-products have continued through the first quarter of 2008. Additionally, we expect significant cash flow from operations to be generated from the collection of styrene-related accounts receivable during the first quarter of 2008.
     Accordingly, consistent with the guidance EITF Abstracts, Topic No. D-104 “Clarification of Transition Guidance in Paragraph 51 of FASB Statement No. 144”, we will report the operating results of the styrene business as discontinued operations in our consolidated financial statements beginning in the first quarter of 2008. The revenues and gross profit (losses) from our styrene operations are summarized below:

	2007	2006	2005
Revenues	$681,5133	$524,665	$513,788
Gross profit (loss)	(19,693)	(15,513)	(30,277)
We believe this accounting conclusion is consistent with Statement No. 144 and EITF D-104, and our proposed disclosure provides users with appropriate and useful information so the relative impact that the discontinuance of the styrene asset group operations can be assessed and analyzed.
•   We note that you plan on restating your previously issued Form 10-K’s and Form 10-Q’s prospectively, beginning with the restatement of years 2006 and 2005 in your 2007 Form 10-K. Please note the following:
- Ensure full compliance with SFAS 154, paragraphs 25 and 26;
Response: We have examined this guidance and ensured our restatement has been included in our Form 10-K in accordance with this guidance.
- Include an explanatory paragraph in the audit opinion;
Response: We have been informed by our independent registered public accounting firm that an explanatory paragraph will be included in the audit opinion upon completion of their audit.

- With reference to Items 307 and 308(c) of Regulation S-K, ensure your Item 9A disclosures include the following:
•   A discussion of the restatement and the facts and circumstances surrounding it;
•   How the restatement impacted your conclusions regarding the effectiveness of your disclosure controls and procedures;
•   Anticipated changes to disclosure controls and procedures to prevent future misstatements of a similar nature
Response: Our Item 9A(T). Controls and Procedures, will include the disclosures mentioned above.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9548 or by fax at 713-654-9552.
Sincerely,
/s/ John R. Beaver
Mr. John R. Beaver
Senior Vice President — Finance,
Chief Financial Officer
Sterling Chemicals, Inc.

cc:	Richard K. Crump
President, Chief Executive Officer and Director
Sterling Chemicals, Inc.

Carla Stucky
Corporate Controller
Sterling Chemicals, Inc.

Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
Sterling Chemicals, Inc.